UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
N.V. Koninklijke Nederlandsche Petroleum Maatschappij

(Name of the Issuer)
Royal Dutch Petroleum Company

(Translation of Issuer’s name into English)
Royal Dutch Shell plc
Shell Petroleum N.V.

(Name of Person(s) Filing Statement)
Ordinary Shares of the nominal (par) value of 0.56 Euro (€0.56) each

(Title of Class of Securities)
780257804

(CUSIP Number of Class of Securities)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

      This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
      Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$1,950,173,939.98*	$229,535.47**

*	Calculated, solely for the purposes of determining the filing fee, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Determined by multiplying 31,140,057, the number of shares of Royal Dutch Petroleum Company held by shareholders other than Royal Dutch Shell plc, by €52.21, the price to be paid for the shares held by such shareholders, using an exchange rate of 1.1995$/€, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York as of October 31, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.
      Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☐

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc, a public company limited by shares incorporated in England and Wales (“Royal Dutch Shell”), and Shell Petroleum N.V., a company organized under the laws of The Netherlands (“Shell Petroleum”) with respect to the ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each (the “Shares”) of Royal Dutch Petroleum Company, a company organized under the laws of The Netherlands (“Royal Dutch”). Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Disclosure Document attached as Exhibit (a)(3)(A) to this Schedule 13E-3 (including all schedules and annexes thereto, the “Disclosure Document”).
      Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.

Item 1.	Summary Term Sheet (Regulation M-A Item 1001).
      The information set forth in the section of the Disclosure Document entitled “Summary of the Proposed Transaction” is incorporated herein by reference.

Item 2.	Subject Company Information (Regulation M-A Item 1002).
      (a) Name and Address. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Description of Royal Dutch and the Royal Dutch Shares” is incorporated herein by reference.
      (b) Securities. As of November 3, 2005, Royal Dutch had 2,069,520,000 ordinary shares outstanding.
      (c) Trading Market and Price. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Description of Royal Dutch and the Royal Dutch Shares” is incorporated herein by reference.
      (d) Dividends. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Description of Royal Dutch and the Royal Dutch Shares” is incorporated herein by reference.
      (e) Prior Public Offerings. Royal Dutch Shell and Shell Petroleum have not made an underwritten public offering of the Royal Dutch ordinary shares for cash during the three years preceding the date of the filing of this Schedule 13E-3.
      (f) Prior Stock Purchases. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Interest of Royal Dutch Shell and Shell Petroleum in Royal Dutch” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person (Regulation M-A Item 1003).
      (a) Name and Address. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Description of Royal Dutch Shell and Shell Petroleum” and in Schedule I of the Disclosure Document is incorporated herein by reference.
      (b) Business and Background of Entities. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Description of Royal Dutch Shell and Shell Petroleum” is incorporated herein by reference.
      (c) Business and Background of Natural Persons. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Description of Royal Dutch Shell and Shell Petroleum” and Schedule I of the Disclosure Document is incorporated herein by reference.

Item 4.	Terms of the Transaction (Regulation M-A Item 1004).
      (a) Material Terms. The information set forth in the sections of the Disclosure Document entitled “Summary of the Proposed Transaction”, “Special Factors”, “Companies Involved”, “The Proposed Transaction” and “Certain U. S. Federal Income Tax and Dutch Tax Consequences” is incorporated herein by reference.
      (c) Different Terms. The information set forth in the sections of the Disclosure Document entitled “Summary of the Proposed Transaction”, “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction” and “The Proposed Transaction — Overview of the Proposed Transaction” is incorporated herein by reference.
      (d) Appraisal Rights. The information set forth in the section of the Disclosure Document entitled “The Proposed Transaction — Overview of the Proposed Transaction” is incorporated herein by reference.
      (e) Provisions for Unaffiliated Security Holders. The information set forth in the section of the Disclosure Document entitled “The Proposed Transaction — Overview of the Proposed Transaction” is incorporated herein by reference.
      (f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).
      (a) Transactions. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Interest of Royal Dutch Shell and Shell Petroleum in Royal Dutch” and Schedule I of the Disclosure Document is incorporated herein by reference.
      (b) Significant Corporate Events. The information set forth in the sections of the Disclosure Document entitled “Special Factors” and “Companies Involved — Interest of Royal Dutch Shell and Shell Petroleum in Royal Dutch” is incorporated herein by reference.
      (c) Negotiations or Contacts. The information set forth in the sections of the Disclosure Document entitled “Special Factors” and “Companies Involved  — Interest of Royal Dutch Shell and Shell Petroleum in Royal Dutch” is incorporated herein by reference.
      (e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Disclosure Document entitled “Special Factors” and “The Proposed Transaction” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).
      (b) Use of Securities Acquired. The information set forth in the sections of the Disclosure Document entitled “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction” and “Special Factors — Intentions of Royal Dutch Shell with Regard to Royal Dutch and Shell Petroleum” is incorporated herein by reference.
      (c) Plans. The information set forth in the sections of the Disclosure Document entitled “Summary of the Proposed Transaction”, “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction”, “Special Factors — Intentions of Royal Dutch Shell with Regard to Royal Dutch and Shell Petroleum” and “The Proposed Transaction” is incorporated herein by reference. Neither of Royal Dutch Shell and Shell Petroleum nor any person listed in Schedule I of the Disclosure Document has any plans except as described in the information incorporated by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).
      (a) Purposes. The information set forth in the sections of the Disclosure Document entitled “Summary of the Proposed Transaction” and “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction” is incorporated herein by reference.

      (b) Alternatives. The information set forth in the sections of the Disclosure Document entitled “Summary of the Proposed Transaction” and “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction” is incorporated herein by reference.
      (c) Reasons. The information set forth in the sections of the Disclosure Document entitled “Summary of the Proposed Transaction” and “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction” is incorporated herein by reference.
      (d) Effects. The information set forth in the sections of the Disclosure Document entitled “Summary of the Proposed Transaction”, “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction”, “Special Factors — Intentions of Royal Dutch Shell with Regard to Royal Dutch and Shell Petroleum” and “Certain U. S. Federal Income Tax and Dutch Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction (Regulation M-A Item 1014).
      (a) Fairness. The information set forth in the sections of the Disclosure Document entitled “Special Factors — Background of the Proposed Transaction”, “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Position on the Fairness of the Proposed Transaction” and “Special Factors — Certain Opinions and Reports” is incorporated herein by reference.
      (b) Factors Considered in Determining Fairness. The information set forth in the sections of the Disclosure Document entitled “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Position on the Fairness of the Proposed Transaction” and “Special Factors — Certain Opinions and Reports” is incorporated herein by reference.
      (c) Approval of Security Holders. The information set forth in the section of the Disclosure Document entitled “Special Factors — Purposes, Reasons, Fairness, Alternatives and Effects of the Proposed Transaction — Position on the Fairness of the Proposed Transaction” is incorporated herein by reference.
      (d) Unaffiliated Representatives. The information set forth in the section of the Disclosure Document entitled “Special Factors — Background of the Proposed Transaction” is incorporated herein by reference.
      (e) Approval of Directors. The information set forth in the section of the Disclosure Document entitled “Special Factors — Background of the Proposed Transaction” is incorporated herein by reference.
      (f) Other Offers. The information set forth in the section of the Disclosure Document entitled “Special Factors — Background of the Proposed Transaction” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).
      (a) Report, Opinion or Appraisals. The information set forth in the section of the Disclosure Document entitled “Special Factors — Certain Opinions and Reports” is incorporated herein by reference.
      (b) Preparer and Summary of the Report. The information set forth in the section of the Disclosure Document entitled “Special Factors — Certain Opinions and Reports” is incorporated herein by reference.
      (c) Availability of Documents. The information set forth in the sections of the Disclosure Document entitled “Special Factors — Certain Opinions and Reports”, “The Proposed Transaction — Overview of the Proposed Transaction” and “Additional Information” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).
      (a) Source of Funds. The information set forth in the section of the Disclosure Document entitled “The Proposed Transaction — Source and Amount of Funds” is incorporated herein by reference.
      (b) Conditions. Not applicable.

      (c) Expenses. The information set forth in the section of the Disclosure Document entitled “The Proposed Transaction — Transaction Expenses” is incorporated herein by reference.
      (d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company (Regulation M-A Item 1008).
      (a) Securities Ownership. The information set forth in the section of the Disclosure Document entitled “Companies Involved” is incorporated herein by reference.
      (b) Securities Transactions. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Interest of Royal Dutch Shell and Shell Petroleum in Royal Dutch” is incorporate herein by reference.

Item 12.	The Solicitation or Recommendation (Regulation M-A Item 1012).
      (d) Intent to Tender or Vote in a Going Private Transaction. Not applicable.
      (e) Recommendations of Others. Not Applicable.

Item 13.	Financial Statements (Regulation M-A Item 1010).
      (a) Financial Information. The audited financial statements of Royal Dutch for the three years ending December 31, 2004 and the unaudited financial statements of Royal Dutch for the nine months ending September 30, 2004 and September 30, 2005, each of which is attached as an exhibit to the Disclosure Document, are incorporated herein by reference. The information set forth in the section of the Disclosure Document entitled “Companies Involved — Ratio of Earnings to Fixed Charges and Net Book Value” is incorporate herein by reference.
      (b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009).
      (a) Solicitations or Recommendations. The information set forth in the section of the Disclosure Document entitled “Miscellaneous” is incorporated herein by reference.
      (b) Employees and Corporate Assets. The information set forth in the section of the Disclosure Document entitled “Miscellaneous” is incorporated herein by reference.

Item 15.	Additional Information (Regulation M-A Item 1011).
      (b) Other Material Information. The Disclosure Document in its entirety is incorporated herein by reference.

Item 16.	Exhibits (Regulation M-A Item 1016).
      (a)(3)(A) Disclosure Document, dated November 3, 2005.
      (a)(5)(A) Joint press release of Royal Dutch Shell and Royal Dutch announcing the restructure of certain subsidiaries and intended method of obtaining 100% of Royal Dutch shares, dated September 20, 2005 (incorporated by reference to the joint 6-K furnished by Royal Dutch and Royal Dutch Shell on September 20, 2005).
      (a)(5)(B) Joint press release of Royal Dutch Shell and Royal Dutch announcing the definitive terms of the restructure of certain subsidiaries and intended method of obtaining 100% of Royal Dutch shares, dated October 31, 2005 (incorporated by reference to the joint 6-K furnished by Royal Dutch and Royal Dutch Shell on October 31, 2005).
      (a)(5)(C) Advertisement in connection with the merger, published in NRC Handelsblad on November 1, 2005.

      (a)(5)(D) Chief Executive’s Letter, dated October 31, 2005 (incorporated by reference to the Form 6-K of Royal Dutch furnished to the Securities and Exchange Commission on October 31, 2005).
      (b) Not applicable.
      (c)(A) Opinion of ABN AMRO with respect to the fairness of the exchange ratio and the merger consideration pursuant thereto (Included as Annex A to the Disclosure Document)
      (c)(B) Opinion of ABN AMRO with respect to the loan note consideration (Included as Annex B to the Disclosure Document)
      (c)(C) Presentation of ABN AMRO to the Board of Royal Dutch regarding analyses relating to the fairness opinion.
      (c)(D) Presentation of ABN AMRO to the Board of Royal Dutch regarding analyses relating to the loan note opinion.
      (c)(E) Statement of Deloitte Accountants B.V. pursuant to section 2:328 subsection 1 of the Dutch Civil Code.
      (c)(F) Statement of Ernst & Young Accountants, the Netherlands pursuant to section 2:328 subsection 1 of the Dutch Civil Code.
      (c)(G) Report of Deloitte Accountants B.V. pursuant to section 2:328 subsection 2 of the Dutch Civil Code.
      (c)(H) Report of Ernst & Young Accountants, the Netherlands pursuant to section 2:328 subsection 2 of the Dutch Civil Code
      (d)(A) Implementation Agreement dated May 18, 2005 among Royal Dutch Shell, Royal Dutch, The “Shell” Transport and Trading Company, p.l.c. (incorporated by reference to Annex A of the Registration Statement on Form F-4 of Royal Dutch Shell (Commission File Number 333-125037) filed with the Securities and Exchange Commission on May 18, 2005).
      (d)(B) Implementation Agreement among Royal Dutch Shell, Royal Dutch, The Shell Transport and Trading Company Limited, Shell Petroleum and The Shell Petroleum Company Limited dated October 31, 2005 (incorporated by reference to the Schedule 13D of Royal Dutch Shell filed on October 31, 2005).
      (d)(C) Merger Proposal, dated October 31, 2005 (incorporated by reference to the Schedule 13D of Royal Dutch Shell filed on October 31, 2005).
      (d)(D) Explanation of Merger Proposal, dated October 31, 2005 (incorporated by reference to the Schedule 13D of Royal Dutch Shell filed on October 31, 2005).
      (f) Not applicable.
      (g) Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2005

ROYAL DUTCH SHELL PLC

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: Company Secretary

SHELL PETROLEUM N.V.

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: Attorney-in-Fact

ANNEX I

(evidence of signing authority with respect to Shell Petroleum N.V.)
Extract of the MINUTES  of the meeting of the board of management of SHELL PETROLEUM N.V.

(“Board of Management” or “Board”) held on Wednesday 26 October, 2005, at the office of the company, Carel van Bylandtaan 30, The Hague.
[...]
The majority of the Board of Management were present or represented, and were empowered to take decisions by virtue of Articles 13, 14 and 16 of the Articles of Association. The Board appointed M.C.M. Brandjes as secretary of the meeting.
      Resolutions

The appointment of Mr M.C.M. Brandjes as person authorised to make any and all filings, deposits and other administrative actions in relation or pursuant to the Implementation Agreement and any and all other related documents required to effect the Unwind, is hereby approved.
[...]
Any other business
      There being no other business, the Chairman closed the meeting.

Certified as true extract of minutes
of the above meeting
/s/ M.C.M. Brandjes

M.C.M. Brandjes
Secretary of meeting

Exhibit Index
      (a)(3)(A) Disclosure Document, dated November 3, 2005.
      (a)(5)(A) Joint press release of Royal Dutch Shell and Royal Dutch announcing the restructure of certain subsidiaries and intended method of obtaining 100% of Royal Dutch shares, dated September 20, 2005 (incorporated by reference to the joint 6-K furnished by Royal Dutch and Royal Dutch Shell on September 20, 2005).
      (a)(5)(B) Joint press release of Royal Dutch Shell and Royal Dutch announcing the definitive terms of the restructure of certain subsidiaries and intended method of obtaining 100% of Royal Dutch shares, dated October 31, 2005 (incorporated by reference to the joint 6-K furnished by Royal Dutch and Royal Dutch Shell on October 31, 2005).
      (a)(5)(C) Advertisement in connection with the merger, published in NRC Handelsblad on November 1, 2005.
      (a)(5)(D) Chief Executive’s Letter, dated October 31, 2005 (incorporated by reference to the Form 6-K of Royal Dutch furnished to the Securities and Exchange Commission on October 31, 2005).
      (b) Not applicable.
      (c)(A) Opinion of ABN AMRO with respect to the fairness of the exchange ratio and the merger consideration pursuant thereto (Included as Annex A to the Disclosure Document)
      (c)(B) Opinion of ABN AMRO with respect to the loan note consideration (Included as Annex B to the Disclosure Document)
      (c)(C) Presentation of ABN AMRO to the Board of Royal Dutch regarding analyses relating to the fairness opinion.
      (c)(D) Presentation of ABN AMRO to the Board of Royal Dutch regarding analyses relating to the loan note opinion.
      (c)(E) Statement of Deloitte Accountants B.V. pursuant to section 2:328 subsection 1 of the Dutch Civil Code.
      (c)(F) Statement of Ernst & Young Accountants, the Netherlands pursuant to section 2:328 subsection 1 of the Dutch Civil Code.
      (c)(G) Report of Deloitte Accountants B.V. pursuant to section 2:328 subsection 2 of the Dutch Civil Code.
      (c)(H) Report of Ernst & Young Accountants, the Netherlands pursuant to section 2:328 subsection 2 of the Dutch Civil Code
      (d)(A) Implementation Agreement dated May 18, 2005 among Royal Dutch Shell, Royal Dutch, The “Shell” Transport and Trading Company, p.l.c. (incorporated by reference to Annex A of the Registration Statement on Form F-4 of Royal Dutch Shell (Commission File Number 333-125037) filed with the Securities and Exchange Commission on May 18, 2005).
      (d)(B) Implementation Agreement among Royal Dutch Shell, Royal Dutch, The Shell Transport and Trading Company Limited, Shell Petroleum and The Shell Petroleum Company Limited dated October 31, 2005 (incorporated by reference to the Schedule 13D of Royal Dutch Shell filed on October 31, 2005).
      (d)(C) Merger Proposal, dated October 31, 2005 (incorporated by reference to the Schedule 13D of Royal Dutch Shell filed on October 31, 2005).
      (d)(D) Explanation of Merger Proposal, dated October 31, 2005 (incorporated by reference to the Schedule 13D of Royal Dutch Shell filed on October 31, 2005).
      (f) Not applicable.
      (g) Not applicable.